HANK GRACIN†† | PARTNER LESLIE MARLOW† | PARTNER PATRICK EGAN† | PARTNER † Admitted in New York only †† Admitted in New York, Florida & Colorado	GRACIN & MARLOW, LLP COUNSELLORS AT LAW THE CHRYSLER BUILDING 26th FLOOR 405 LEXINGTON AVENUE NEW YORK, NEW YORK 10174 (212) 907-6457 FAX (212) 208-4657 www.gracinmarlow.com	IN BOCA RATON 1825 NW CORPORATE BLVD. SUITE 110 BOCA RATON, FLORIDA 33431 (561) 237-0804 FAX (561) 237-0803 WRITER E-MAIL: lmarlow@gracinmarlow.com

July 2, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attention:  Laura Crotty

Re:	Aravive, Inc.
Registration Statement on Form S-3
Filed June 29, 2020
File No. 333-2339512

Dear Ms. Crotty,

Thank you for your July 1, 2020 letter regarding Aravive, Inc. (the “Company”).  In order to assist you in your review of the Company’s Registration Statement on Form S3, on behalf of the Company, we hereby submit a letter responding to the comments.  For your convenience, we have set forth below the staff’s numbered comments in their entirety followed by our responses thereto.

Registration Statement on Form S-3 filed June 29, 2020

Description of Capital Stock

Choice of Forum, page 12

1.

We note your disclosure on page 12 that the company's certificate of incorporation provides that the Court of Chancery of the State of Delaware will be the exclusive forum for certain litigation, including "any derivative action or proceeding brought on our behalf." Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange

GRACIN & MARLOW, LLP

COUNSELLORS AT LAW

Securities and Exchange Commission

July 2, 2020

Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all. If the provision applies to Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

Response: The Company acknowledges the Staff’s comment. In response to the Staff’s comment, the Company has revised its disclosure on page 13 of Amendment No. 1 to clarify the intent of the Company’s forum selection provision. In addition, please note that the Company’s Exhibit 4.2-Description of Securities to its Annual Report on Form 10-K, as filed with the SEC on March 27, 2020, includes disclosure regarding choice of forum stating that: “This exclusive forum provision does not apply to suits brought to enforce any liability or duty created by the Securities Act or the Exchange Act or other federal securities laws for which there is exclusive federal or concurrent federal and state jurisdiction”.  In future Annual Reports on Form 10-K and other future flings where applicable, the Company advises the Staff that any time the Company refers to the forum selection provision it will include language clarifying that the forum selection provision does not apply to actions arising under the Securities Act or Exchange Act.

* * *

We hope that the revisions reflected in Amendment No. 1 will be acceptable to the Staff. If you have any questions or need additional information, please contact the undersigned at (516) 496-2223 or (212) 907-6457.

Sincerely,

/s/ Leslie Marlow
Leslie Marlow